Filed by BB&T Corporation

Commission File No. 001-10853

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Bank of Kentucky Financial Corporation

Commission File No. 001-34214

[Following are questions and answers prepared by BB&T Corporation for use in media communications with respect to BB&T’s agreement to acquire The Bank of Kentucky Financial Corporation.]

Q: What is BB&T announcing today?

A:	BB&T Corporation announced today the signing of a definitive agreement to acquire The Bank of Kentucky Financial Corporation.

Q: What is the value and what are the terms of the purchase?

A:	BB&T will acquire The Bank of Kentucky in a cash and stock transaction for total consideration valued at approximately $363 million. Under the terms of the agreement, shareholders of The Bank of Kentucky will receive 1.0126 shares of BB&T common stock and $9.40 of cash for each share of The Bank of Kentucky common stock. Based on BB&T’s 14-day average closing price of $37.13 as of September 4, 2014, shareholders of The Bank of Kentucky will receive $47.00 per share.

Q: Why is this a good move for BB&T?

A: This transaction meets our criteria and:

•	Improves BB&T’s ranking in Kentucky from a No. 4 to No. 2
•	Adds 32 new branches in a strategically attractive market
•	Establishes BB&T at No. 7 in the Cincinnati MSA
•	$1.6 billion of largely core, low-cost deposits
•	Good retail-oriented deposit gathering culture
•	Accretive to our shareholders

Q: Why is this a good move for The Bank of Kentucky?

A:	Robert Zapp, The Bank of Kentucky’s President and Chief Executive Officer has said that BB&T’s expanded product offerings and resources will enable the bank to better serve their customers, employees and communities.

Q: Regulators have been slow to approve other bank acquisitions. Do you think they will approve this in a timely manner? When do you expect to close on the deal?

A:	We are not aware of any barriers to the transaction and expect to close on this deal during first half of 2015.

Q: BB&T seems to be on a buying spree with this announcement right after the Citibank announcement. Will there be more acquisitions for BB&T before the end of year? Does this mean M&A is opening up?

A:	Our approach hasn’t changed. Our number one focus remains on organic growth. We have a phenomenal opportunity to grow organically and that’s where the vast majority of our focus is placed. We continue to look for merger opportunities that are strategically compelling, financially sound, of low risk and provide a growing asset to our shareholders.

Q: What value will this transaction provide for shareholders?

A:	We expect this transaction to be accretive to EPS in the first full year and to exceed our IRR hurdle. Our approach is to do what is in the best interest of clients, shareholders and associates.

Q: Will this purchase affect BB&T’s ability to deliver on a dividend?

A:	No. BB&T has paid a dividend every year since 1903. We remain committed to paying a strong and growing dividend.

Q: Will the purchase be accretive to EPS?

A:	Yes, we expect this acquisition to be accretive to earnings per share in the first full year and to exceed our IRR hurdle.

Q: Has the transaction been approved by the board? Do shareholders need to vote on it?

A:	The purchase has been approved by both boards of directors. The purchase does not require a vote from BB&T’s shareholders, but shareholders of The Bank of Kentucky Financial Corporation will need to vote to approve the merger.

Q: When will the transaction close?

A:	Pending regulatory approval, we expect the transaction to close during the first half of 2015.

Q: Will BB&T issue stock or debt to finance this transaction?

A:	We will not issue any debt. Under the terms of the agreement, The Bank of Kentucky will receive 1.0126 shares of BB&T common stock and $9.40 of cash for each share of The Bank of Kentucky common stock. Based on BB&T’s fourteen-day average closing price of $37.13 as of September 4, 2014, shareholders of The Bank of Kentucky will receive $47.00 per share.

Q: What impact do you expect to see on the BB&T stock price? Do you expect an initial bump from the market?

A:	We believe this is a great transaction for our shareholders and will be in their long-term best interest.

Q: Will the FDIC or the Fed have to approve this acquisition?

A:	Both, as well as applicable state regulatory authorities.

Q: Will this purchase affect BB&T Corp.’s capital levels?

A:	This will not materially affect our capital levels.

Q: Will any members of The Bank of Kentucky Bancorp hold a seat on the BB&T Corp. board of directors after the transaction closes?

A:	No. The region will be led by Regional President Andy Hawking and Retail and Small Business Banking Manager Mark Exterkamp.

Q: Since the Colonial acquisition you’ve done smaller deals. Is that all that is available or are you looking for larger deals?

A:	Our approach hasn’t changed. Our number one focus remains on organic growth. We have a phenomenal opportunity to grow organically and that’s where the vast majority of our focus is placed. We continue to look for merger opportunities that are strategically compelling, financially sound, of low risk and provide a growing asset to our shareholders.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving BB&T’s and The Bank of Kentucky’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in BB&T’s and The Bank of Kentucky’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by The Bank of Kentucky shareholders on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating The Bank of Kentucky business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BB&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

In connection with the proposed merger, BB&T will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of The Bank of Kentucky and a Prospectus of BB&T, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF THE BANK OF KENTUCKY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BB&T and The Bank of Kentucky, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BB&T at www.bbt.com under the heading “About” and then under the heading “Investor Relations” and then under “BB&T Corporation SEC Filings” or from The Bank of Kentucky by accessing The Bank of Kentucky’s website at www.bankofky.com under the heading “Investor Relations” and then under “SEC Filings”. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to BB&T Corporation, 150 South Stratford Road, Suite 300, Winston-Salem, North Carolina 27104, Attention: Shareholder Services, Telephone: (336) 733-3065 or to The Bank of Kentucky Financial Corporation, 111 Lookout Farm Drive, Crestview Hills, Kentucky 41017, Attention: Executive Vice President and Chief Financial Officer, Telephone: (859) 372-5169.

The Bank of Kentucky and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of The Bank of Kentucky in connection with the proposed merger. Information about the directors and executive officers of The Bank of Kentucky and their ownership of The Bank of Kentucky common stock is set forth in the proxy statement for The Bank of Kentucky’s 2013 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 17, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.